Exhibit 99.1

Acquisition of a Minority Interest in XP Investimentos Conference Call Caio Ibrahim David Executive Vice President, CFO and CRO Marcelo Kopel Investor Relations Officer Candido Botelho Bracher Executive President and CEO

Itaú Unibanco Holding S.A. 2 Transaction Rationale ..XP: proven business model focused on customer experience. ..Open platform –flexibility of choice with a wide range of products. ..Broad access to investors –through alternative distribution channels. ..High potential growth business –towards a more sophisticated investor. ..An outstanding player in the segments it operates in Brazil. ..Itau Unibanco: business model strengthening by increasing fee income participation. ..Minority interest acquisition that will increase over time. ..Shareholder’s value creation based on expected business growth. ..Impact of 80 bps in Itaú Unibanco capital ratio1. 1 CETI fully loaded under Basel III rules

Itaú Unibanco Holding S.A. 3 •Founded in 2001, started brokerage operations in 2007after the AmericainvestCCTVM Ltdaacquisition. •Presence in 130Brazilian cities (24 states), in addition to offices in New York, Miami, London and Geneva. •850 employees and 2 thousand independentagents. •410 thousand active clients (April 2017). •R$ 85 blnAuC(April 2017). •R$ 12 blnAuMin XP Gestãoand third party investment funds (April 2017). XP Investimentos – Company Overview Resultado de imagem para um investimentos Acquisition of AmericainvestCCTVM and Manchester CTVM Private equity fund Actisacquired a 20%stake in XP GrupoXP foundation 2001 2007 2010 2012 April 2016 GeneralAtlanticand Dynamo acquired an additional 10% stake (sold by Actis) 2014 Dec 2016 Acquisition of Rico (100%) Resultado de imagem para clear corretora Resultado de imagem para rico corretora Resultado de imagem para general atlantic Manchester Investimentos 4,000 clients 2011 2015 Acquisition of UM Investimentosretail operations GeneralAtlanticand Dynamo acquired a 31%stake in XP (10% sold by Actis) Resultado de imagem para general atlantic 6,000 clients Resultado de imagem para prime corretora de câmbio e valores 800 clients Resultado de imagem para interfloat 3,000 clients 8,000 clients Resultado de imagem para senso corretora 500 clients 111,000 clients Overview1 1 Pro formafigures that include the acquisition of 100% of Rico, pending regulatory approval. Timeline Resultado de imagem para logo dynamo investimentos Resultado de imagem para logo dynamo investimentos

4 Transaction Structure FirstAcquisition 2020 2022 49.9% 62.4% 74.9% After 2024 Transaction Conditions ..Acquisition of 12.5% of total capital based on market fair value at the time. ..Acquisition of 12.5% of total capital based on earnings multiple (19x). ..From 2024: put option for XP Controleto sell the remaining stake to ItaúUnibanco. ..From 2033: call option for ItaúUnibancoto buy the remaining stake. Transaction Stages Total Capital Itaú Unibanco Interest Voting / Non- voting 30.1% / 69.8% 40.0% / 84.9% 49.9% / 100.0% MinorityShareholder ..R$ 600 million capital increase. ..acquisition of existing shares of R$ 5.7 billion in cash. ..attributed value to 100% of XP Holding’s total capital: ~ R$ 12 billion (P/E multiple2018E: 20x).

Itaú Unibanco Holding S.A. 5 Ownership Structure Current AfterFirstAcquisition http://www.generalatlantic.com/media/5490/xp_investimentos_logo.png Controle 50.5% Total Resultado de imagem para general atlantic Resultado de imagem para logo dynamo investimentos http://www.generalatlantic.com/media/5490/xp_investimentos_logo.png 75.4% Voting Shares 49.5% Total 24.6% Voting Shares http://www.generalatlantic.com/media/5490/xp_investimentos_logo.png Controle 30.1% Total Resultado de imagem para general atlantic Resultado de imagem para logo dynamo investimentos http://www.generalatlantic.com/media/5490/xp_investimentos_logo.png 60.1% Voting Shares 20.0% Total 9.8% Voting Shares 49.9% Total 30.1% Voting Shares

Itaú Unibanco Holding S.A. 6 Governance After complying with some specific conditions precedent, including regulatory approvals: ..There will be a shareholder agreement including provisions regarding: ..ItaúUnibanco’srights as a XP Holding minority shareholder. ..Itaú Unibanco’sright to appoint 2 out of 7 XP Holding’s board members. ..Control over GrupoXP will remain with XP Controleshareholders. ..Management and business decisions will remain completely independent, segregated and autonomous. ..Current management and executives will continue to conduct the business of XP Holding, XP Investimentosand its controlled companies. ..Preservation of current principles and values. ..XP Investimentoswill continue acting as an open and independent platform, competing freely with other brokers and capital market distributors, including those controlled by Itaú Unibanco conglomerate, without any restrictions or barriers. ..Itaú Unibanco will act as a minority shareholder withno influence over the commercial and operational policies of any GrupoXP company. ..Itaú Unibanco will have no preference or exclusivity rights regarding distribution of products.

7 Acquisition of a Minority Interest in XP Investimentos Conference Call lgoBovespaIgc lgoBovespaItag C:\Users\feleima\AppData\Local\Microsoft\Windows\Temporary Internet Files\Content.Outlook\SJXUX53K\DJSI_Member_Logo_021113_tcm1071-372281 (2).jpg Caio Ibrahim David Executive Vice President, CFO and CRO Marcelo Kopel Investor Relations Officer Candido Botelho Bracher Executive President and CEO